Accounts are due upon presentation. Interest will be charged at the rate of I%% per month
15% per annum) on accounts over 30 days.
We trust the foregoing sets out the terms of our engagement. We shall be pleased to discuss these termsfurther with you at any time, particularly should your requirements change in the future. The arrangements outlined in this letter will continue in effect from year to year unless mutually changed. If you have any questions about the contents of this letter, please raise them with us. If the services outlined above are in accordance with your requirements and if the above terms are acceptable to you, please sign the copy of this letter in the space provided and return it to us.
We appreciate the opportunityto be of service to your Companies.

Yours very truly,

SmytheRatcliffe
Chartered Accountants

The terms set out above are agreed and consented to:

Date: February 24 2003 .

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Per:
Mr. Bedo Kalpakian